

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2020

Monte Brem
Chairman and Co-Chief Executive Officer
StepStone Group Inc.
450 Lexington Avenue, 31st Floor
New York, NY 10017

> **Re: StepStone Group Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 18, 2019**
> **CIK No. 0001796022**

Dear Mr. Brem:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement

Prospectus Summary, page 1

1. Please revise the discussion of your growth in the first paragraph to explain how much is organic and how much is the result of acquisitions. We note for example the acquisitions shown in the first graphic on page 114. Additionally, to the extent that these acquisitions have been material to your growth revise the discussion on page 2 that begins with "[w]e believe our success and growth since inception in 2007 has been driven by..." accordingly.

Organizational Structure, page 16

2. Please revise the diagram on page 16 to also show StepStone Group LP's ownership

interests in its subsidiaries, as currently shown separately on page 65. In doing so show the economic interest that StepStone Group LP has in each entity.

Implications of Being an Emerging Growth Company, page 17

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors
We are a "controlled company", page 48

4. Please disclose the percentage of outstanding shares that Class B common stockholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.

If StepStone Group Inc. were deemed an "investment company", page 53

5. Please provide us your analysis of whether following the Reorganization you will be an investment company within the meaning of section 3(a)(1)(C) of the Investment Company Act of 1940. We note for example your discussion of the Partnership's equity interest in its wholly-owned subsidiaries, the general partner interests of those wholly-owned subsidiaries, and StepStone Group Inc.'s managing member interest in the General Partner. We also note the Partnership's interest in subsidiaries that are not wholly owned, as discussed on page 64.

We rely on our equity ownership, page 54

6. Please revise to further explain the circumstances under which "[y]our governance rights and other contractual arrangements may not fully protect [y]our interests."

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware, page 58

7. Please provide consistent disclosure here and on page 164 regarding the subject matter jurisdiction carve out of your exclusive forum provision. In that regard you state on page 58 that if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, "the federal district court of the State of Delaware" will have jurisdiction, whereas you state on page 164 that in such cases "another state court or a federal court located within the State of Delaware" will have jurisdiction.

Key Financial Measures
Revenues - Management and Advisory Fees, Net, page 88

8. Please revise your disclosure here, or elsewhere in the filing, to include the weighted average fee rates associated with each of your products (e.g., SMAs, focused commingled

funds, advisory and data services, portfolio analytics and reporting, etc.) accompanied by a narrative explaining any significant changes or trends.

Our Clients, page 136

9.   Please revise the "by Type" chart on page 137 to reflect the mass affluent market you state elsewhere that you serve, or advise. If you do not currently serve the mass affluent market because you have yet to launch that service, clarify disclosure on pages 1 and 109 accordingly.

    You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown, Attorney-Advisor, at (202) 551-3859 or J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Andrew L. Fabens